SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from_______to_________
Commission file number 1-15295

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
TELEDYNE TECHNOLOGIES INCORPORATED 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
TELEDYNE TECHNOLOGIES INCORPORATED
1049 Camino Dos Rios
Thousand Oaks, California 91360-2362

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

Teledyne Technologies Incorporated 401(k) Plan
As of December 31, 2015 and 2014
and for the Year Ended December 31, 2015
With Report of Independent Auditors

Teledyne Technologies Incorporated 401(k) Plan
Financial Statements and Supplemental Schedule
December 31, 2015 and 2014, and Year Ended December 31, 2015

Contents

Report of Independent Auditors	1

Financial Statements:

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)	11
Signatures	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrative Committee of
Teledyne Technologies Incorporated 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Teledyne Technologies Incorporated 401(k) Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information included in Schedule H, line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information included in Schedule H, line 4(i) - Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP

Los Angeles, California
June 27, 2016

Teledyne Technologies Incorporated 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
	(In thousands)
Assets
Investments, at fair value:
Mutual Funds	$594,262	$592,938
Collective Trusts	88,753	84,591
Common Stock	38,818	45,296
Total investments	721,833	722,825

Notes receivable from participants	13,294	13,673
Total assets	735,127	736,498
Liabilities
Other liabilities	307	105
Total liabilities	307	105
Net assets available for benefits	$734,820	$736,393
See accompanying notes.

Teledyne Technologies Incorporated 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
(In thousands)
Year ended December 31, 2015

Additions (deductions):
Contributions:
Employee	$40,881
Employer, net of forfeitures	10,107
Rollover	9,563
Total contributions	60,551

Transfers from other plans	161

Investment income (loss):
Interest and dividend income	34,388
Net depreciation in fair value of investments	(38,061)

Net investment loss	(3,673)

Interest income from notes receivable from participants	463
Other income	289
Distributions to participants	(59,113)
Other expense	(251)

Net decrease	(1,573)
Net assets available for benefits:
Beginning of year	736,393

End of year	$734,820
See accompanying notes.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements
December 31, 2015

1. Description of the Plan

General
The Teledyne Technologies Incorporated 401(k) Plan (the Plan) is a defined contribution plan available to eligible U.S. domestic employees of Teledyne Technologies Incorporated (Plan Sponsor) and certain subsidiaries (collectively, Teledyne or the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was adopted and effective on April 1, 2000, and has been subsequently amended and restated effective on June 30, 2010 and December 31, 2015. For a more complete description of the Plan’s provisions please refer to the Plan document.
Contributions
Participants can defer between 1% and 50% (highly compensated employees between 1% and 15%), subject to Internal Revenue Code (the Code) limitations, of their eligible wages and contribute them to the Plan. An employee who first becomes an eligible employee on or after January 1, 2011, shall be deemed to have elected to contribute 3% of eligible wages from each periodic payment of eligible wages following 90 days of service unless or until such deemed election is revoked. Employees become eligible for Company matching contributions following 90 days of service or unless expressly provided by the terms of an acquisition/sales agreement. Generally, the Company will match 50% of qualifying employee contributions up to a maximum of $1,000 annually for each participant. Employees who are not eligible to accrue a benefit under the Teledyne Technologies Incorporated Pension Plan are not subject to the $1,000 maximum matching contribution cap, and instead will have maximum matching contributions of 50% of the first 6% of qualifying employee contributions, provided that total matching contributions do not exceed 3% of the employees’ compensation for any plan year. Employees hired after February 1, 1993, who are members of Local 12 of the United Automobile Aerospace and Agricultural Implement Workers of America and have completed their respective probation periods under the collective bargaining agreement will receive a $250 Company contribution or $375 on or after September 22, 2010, in addition to a Company match of 50% of qualifying employee contributions up to a maximum of $250 annually or $375 on or after September 22, 2010 or $400 on or after February 1, 2015, for each participant. Former employees of the Rockwell Scientific Company hired before January 1, 2008, will receive a Company match of 50% of the first 8% of qualifying employee contributions.
In April 2015, a subsidiary of Teledyne, Teledyne DALSA, Inc., acquired Optech. Employees of Optech were eligible for the Plan effective April 29, 2015, and were permitted to rollover their eligible account balances from Optech’s 401(k) plan, totaling $0.5 million, into the Plan, during 2015. In March 2014, a subsidiary of Teledyne, Teledyne Instruments, Inc., acquired Photon Machines, Inc. (PMI). PMI employees continued to participate in their SIMPLE IRA until December 31, 2014. Effective January 1, 2015, PMI employees were eligible to participate in the Plan. In November 2014, a subsidiary of Teledyne, Teledyne Instruments, Inc., merged with Bolt Technology Corporation (Bolt). Employees of Bolt were eligible for the Plan effective November 18, 2014, and were permitted to rollover their eligible account balances from Bolt’s 401(k) plan, totaling $7.0 million, into the Plan ($0.5 million was rolled over during 2014 and $6.5 million was rolled over during 2015).
Participant Accounts
Separate accounts are maintained by the record-keeper for each participant. Each participant may direct his or her account balance into one or more investment options offered by the Plan or a self-directed brokerage link investment option. The self-directed brokerage link investment option allows the participant to direct contributions to be invested in any investment permitted under the Plan, including mutual funds, common stock and bonds. Asset management fees charged for the administration of all funds are charged against net assets available for benefits of the respective fund.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting
Participants who are eligible to accrue a benefit under the Teledyne Technologies Incorporated Pension Plan are 100% vested in their 401(k) Plan contributions, Company matching contributions and all earnings thereon. Participants who are not eligible to accrue a benefit under the Teledyne Technologies Incorporated Pension Plan will at all times have a 100% vested interest in their accounts, except for the Company Match Account and all earnings thereon which follows a five-year annual vesting schedule.
Participant Loans
Active employees can borrow up to 50% of their vested account balances. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can have no more than one loan outstanding at any given time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of loan. Loans may be paid in full or in part at any time. Loans are repayable over periods of up to five years (15 years for loans to purchase the participant’s primary residence). Payments are generally made through payroll deductions.
The Plan has several participant loans that have an initial term of greater than 15 years. These participant loans became part of the Plan in connection with rollover balances from an acquisition of a business made in 2008.
Plan Termination
In the event that the Plan is terminated, or the Plan Sponsor permanently discontinues making contributions, all amounts credited to the accounts of affected participants will be distributed to participants as defined in the Plan document under the provisions of ERISA. In the event the Plan is terminated, Participants would become 100% vested in their accounts.
 Withdrawals and Distributions
The Plan allows for participants to make withdrawals from the Plan upon reaching age 59½. Additionally, the value of participants’ contributions and the value of all Company matching contributions are payable to participants upon death, disability, retirement or upon termination of employment with the Company. At the participant’s election, payment may be made in cash, as a single lump sum, or in installments. In addition, employees who rolled their funds over as a result of the Reynolds Industries, Incorporated acquisition and have at least 20 years of service may make a withdrawal of their pretax Company matching contributions and all earnings thereon.
Administrative Expenses
The Company pays administrative expenses, which include recordkeeping and trustee fees as well as expenses incurred in administering the Plan. Participants pay loan origination and servicing fees.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Accounting
The accompanying financial statements of the Plan have been prepared on an accrual basis.
Payment of Benefits
Benefits are recorded when paid.

New Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU 2015-07 seeks to eliminate diversity in practice surrounding how investments measured at net asset value under the practical expedient with future redemption dates have been categorized in the fair value hierarchy. It is effective for annual reporting periods beginning after December 15, 2016. The Plan elected to early adopt this guidance as of January 1, 2015. The adoption had no impact on the statements of net assets available for benefits as of December 31, 2015 and 2014 or the statement of changes in net assets available for benefits as of December 31, 2015.
In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Contribution Pension Plans (Topic 962) (Part I) Fully Benefit-Responsive Investment Contract, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. The ASU removes the requirement to:

•	disclose individual investments held which exceed 5% of net assets available for benefits.

•	disclose net appreciation in fair value of investments by type of investment held.

•	disaggregate investments reported in the fair value hierarchy table by class of investment. They may be presented by general type only.

•	disclose investment strategy for investments for which fair value is measured using the net asset value practical expedient, if they are Form 5500 Direct Filing Entities.

ASU 2015-12 has been adopted for the December 31, 2015 plan year end; however, the retrospective approach requires that the above items, applicable to the prior year, be presented in accordance with ASU 2015-12 as well.
Valuation of Investments
The Plan’s investments are stated at fair value.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.
Mutual Funds: Valued at the quoted net asset value of shares held by the Plan at year-end.
Fidelity Managed Income Portfolio (Fidelity MIP): The beneficial interest of each participant in Fidelity MIP is represented by units. Units are issued and redeemed daily at Fidelity MIP’s constant NAV of $1 per unit. Distribution to Fidelity MIP’s unit-holders is declared daily from the net investment income and automatically reinvested in the Fidelity MIP on a monthly basis, when paid. It is the policy of the Fidelity MIP to use its best efforts to maintain a stable net asset value of $1 per unit; although, there is no guarantee that the Fidelity MIP will be able to maintain this value. Participant directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the Fidelity MIP. There are no restrictions within the Fidelity MIP related to frequency or notice periods for redemptions out of the Fidelity MIP; however, the Fidelity MIP may take up to 12 months to fulfill a payout in the event that withdrawals are directed by the Plan Sponsor. Any transfers out of the Fidelity MIP must be held in a noncompeting investment option for 90 days before subsequent transfers to a competing fund can occur.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)
Self-Directed Brokerage Link: Valued at quoted market prices in an active market on the last business day of the Plan year.
Teledyne Technologies Common Stock: The Teledyne Technologies Common Stock Fund is a unitized separate account comprised of common stock of Teledyne Technologies Incorporated and short-term cash investments. The unit value of the fund is derived from the fair value of the common stock based on quoted market prices in an active market and the short-term cash investments. The fund is valued at the closing price reported on the active market on which the individual securities are traded.
Growth Company Pool: Valued at the net asset value of shares held by the Plan at year-end.
The investment objective of the Fidelity Growth Company Commingled Pool (Portfolio) (Growth Company Pool) is to provide capital appreciation over a market cycle relative to the Russell Growth® Index or other suitable growth index, through the active management of equities across a broad growth segment of the equity markets. Issues and redemptions of units are recorded, upon receipt of unit holder’s instructions in good order, based on the next determined net asset value per unit normally each day.
While the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
In accordance with U.S. GAAP, each of the Plan’s fair value measurements are categorized using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level l measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:
Level 1-Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2-Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in inactive markets

•	Inputs other than quoted prices that are observable for the asset or liability

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3-Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair values as of December 31, 2015 and 2014 (in thousands):

	2015
2015	Level 1	Level 2	Level 3	Total

Investments at fair value
Mutual Funds	$594,262	$—	$—	$594,262
Common Stock	38,818	—	—	38,818
Total investments in the fair value hierarchy	$633,080	$—	$—	633,080

Investments measured at net asset value
Collective Trusts				88,753

Total investments at fair value				$721,833

	2014
2014	Level 1	Level 2	Level 3	Total

Investments at fair value
Mutual Funds	$592,938	$—	$—	$592,938
Common Stock	45,296	—	—	45,296
Total investments in the fair value hierarchy	$638,234	$—	$—	638,234

Investments measured at net asset value
Collective Trusts				84,591

				$722,825

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated December 30, 2011, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to this determination by the IRS, the Plan was amended. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt. In January 2016, the Company applied to the IRS for an updated determination letter which was acknowledged by the IRS on February 24, 2016.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
In the third quarter of 2016, the Company expects to submit to the IRS a request for a compliance statement under the Voluntary Correction Program (VCP) to resolve certain Plan operational failures identified by the Plan administrator. These failures have been or are being corrected in a manner that the Company believes is consistent with established IRS correction procedures. The Plan administrator and counsel for the Plan believe that these failures and the VCP application will not adversely impact the tax qualification of the Plan and that the Plan continues to maintain tax qualified status under the applicable sections of the IRC. The Plan administrator believes that the final outcome of the VCP will not have a material effect on the Plan’s financial statements.
4. Parties-in-Interest

During 2015, the Plan invested in mutual funds and common collective trust funds managed by Fidelity. Trustee and investment fees paid by the Plan during 2015 was $250,563.
One of the investment options available to participants is the Teledyne Technologies Incorporated Stock Fund that included 406,402 and 409,681 of Teledyne Technologies Incorporated common stock at December 31, 2015 and 2014, respectively.
5. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (in thousands):

	December 31,
	2015	2014
Net assets available for benefits per the financial statements	$734,820	$736,393
Add: liability for refund of excess contributions not accrued on the Form 5500	109	105
Add: adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	282
Net assets available for benefits per the Form 5500	$734,929	$736,780

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)

5. Differences Between Financial Statements and Form 5500 (continued)
The following is a reconciliation of the net decrease per the financial statements to net loss on the Form 5500 for the year ended December 31, 2015 (in thousands):

Net decrease per the financial statements	$(1,573)
Add: liability for refund of excess contributions not accrued on the Form 5500	4
Less: adjustment from fair value to contract value for fully benefit-responsive investment contracts	(282)
Net loss per the Form 5500	$(1,851)

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
7. Subsequent Events
Management evaluated subsequent events for the Plan through June 27, 2016, the date the financial statements were available to be issued.
In January 2016, Teledyne Technologies Incorporated increased the auto-enrollment election to 6% and standardized company match contributions for employees at Teledyne Scientific & Imaging.
In April 2016, Teledyne Technologies Incorporated made additional match contributions to a number of non-highly compensated participants in order to pass discrimination testing.

Supplemental Schedule

Teledyne Technologies Incorporated 401(k) Plan
EIN: 25-1843385     Plan Number: 002
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
(In thousands, except for unit/share information)
December 31, 2015

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Fidelity*	Fidelity Fund K	$69,402
Fidelity*	Value Fund K	27,812
Fidelity*	Capital Appreciation Fund K	24,345
Fidelity*	Diversified International Fund K	33,879
Fidelity*	Mid-Cap Stock Fund K	34,875
Fidelity*	Large Cap Stock Fund	18,812
Fidelity*	Freedom K Income Fund	4,461
Fidelity*	Freedom K 2005 Fund	854
Fidelity*	Freedom K 2010 Fund	9,521
Fidelity*	Freedom K 2015 Fund	13,896
Fidelity*	Freedom K 2020 Fund	50,676
Fidelity*	Freedom K 2025 Fund	28,043
Fidelity*	Freedom K 2030 Fund	38,722
Fidelity*	Freedom K 2035 Fund	14,212
Fidelity*	Freedom K 2040 Fund	12,009
Fidelity*	Freedom K 2045 Fund	5,572
Fidelity*	Freedom K 2050 Fund	5,379
Fidelity*	Freedom K 2055 Fund	2,134
Fidelity*	Freedom K 2060 Fund	53
Fidelity*	Institutional Money Market Portfolio	47,571
Morgan Stanley Institutional	Small Company Growth IS	9,768
Wells Fargo Advantage	Small Cap Value R6	13,261
Wells Fargo Advantage	Emerging Markets Equity R6	1,566
Invesco	Growth & Income R6	16,569
Spartan*	U.S. Equity Index	29,082
Spartan*	Extended Market Index	7,921
Spartan*	U.S. Bond Index Fund	38,694
Loomis Sayles	Core Plus Bond N	12,191
American Beacon	Small Cap Value Institutional	1,738
Fidelity*	Brokerage Link	21,244
Fidelity*	Growth Company Pool	69,039
Fidelity*	Managed Income Portfolio	19,714
Teledyne Technologies Incorporated*	Common stock fund, 406,402 shares	38,818
Participant loans*	With interest rates ranging from 3.25% to 11% and maturity dates through 2036	13,294
		$735,127
* Party-in-interest as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee that administers the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2016

TELEDYNE TECHNOLOGIES INCORPORATED 401(K) PLAN
Plan Administrative Committee

By:	/s/ Susan L. Main
Member - Plan Administrative Committee

By:	/s/ Melanie S. Cibik
Member - Plan Administrative Committee

By:	/s/ Stephen F. Blackwood
Member - Plan Administrative Committee